CONTACT:  Herb Dwight         Joseph C. Zils
                         President and CEO   Vice President and
                         (707) 525-7662      General Counsel
                                             (707) 525-7030

              OCLI COMPLETES ACQUISITION OF CONTROLLING INTEREST IN
                             FLEX PRODUCTS, INC. AND
                      ISSUES $12 MILLION IN PREFERRED STOCK

FOR IMMEDIATE RELEASE:

SANTA ROSA, CALIFORNIA, MONDAY, MAY 8, 1995. OPTICAL COATING LABORATORY, INC. (NASDAQ:OCLI) announced today that it has completed its previously announced acquisition of a controlling interest in Flex Products, Inc.
(Flex) from an affiliate of Imperial Chemical Industries PLC (ICI). For the past six years, Flex has been a joint venture, with ICI owning 60% and OCLI owning 40%. OCLI has increased its ownership in Flex to 60%, with the remaining 40% of Flex now owned by SICPA Holding S.A. (SICPA), a privately-held Swiss corporation. SICPA is headquartered in Lausanne, Switzerland and is the largest manufacturer of printing inks in the world, with facilities in more than 30 countries and employing over 4,000 people.
SICPA is also a major customer of Flex, which had sales of $24 million in the year ended December 31, 1994.

In addition to the $8.4 million in cash paid to acquire the incremental 20% interest in Flex, OCLI has paid ICI approximately $7.0 million in cash to acquire a 60% interest in an $11.7 million promissory note issued by Flex to ICI to cover Flex's working capital requirements. SICPA has acquired the balance of the note.

In conjunction with the acquisition of its controlling interest in Flex, OCLI also announced the issuance of $12 million in convertible redeemable preferred stock. The 8% Series C Convertible Redeemable Preferred Stock (Preferred Stock) was placed via a private offering with nine institutional investors through Hambrecht & Quist. The Preferred Stock is redeemable by OCLI commencing two years from the date of issuance and is convertible into the common stock of OCLI at anytime by the holders at a conversion price of $10.50 per share. The Preferred Stock yields an 8% dividend payable quarterly.

Flex, founded as a division of OCLI in the early 1980's and subsequently established as a joint venture between ICI and OCLI in 1988, manufactures optical coatings on flexible substrates utilizing roll coaters. Among Flex's products are optically variable pigment (OVP) used to produce optically variable ink for anti-counterfeiting applications and optically variable paint currently being introduced into the automotive industry. Flex also produces energy efficient window film and ground planes for photoreceptor belts used in photocopiers.

"The markets for Flex's proprietary and patent-protected OVP products continue to grow rapidly, and a new coating machine under construction will double its OVP capacity. Flex will continue to operate from its current location on OCLI's campus in Santa Rosa, where it shares OCLI's technical resources and has access to OCLI's technical and management personnel. For financial reporting purposes, the Flex operations will be consolidated into OCLI's financial statements, with SICPA's interest shown as a minority interest," said Herb Dwight, OCLI's president and chief executive officer.

OCLI is the world's largest independent manufacturer of thin film coated components. OCLI's products are found in many applications, including computer monitors, flat panel displays, photocopiers, medical/analytical equipment and instruments, lighting systems, communications satellites and aerospace and defense systems.